UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Artiva Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

04317A107

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  04317A107

1.	Names of Reporting Persons RA Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,853,302
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,853,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.6%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.  04317A107

1.	Names of Reporting Persons Peter Kolchinsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,853,302
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power 9,853,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.6%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.  04317A107

1.	Names of Reporting Persons Rajeev Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,853,302
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,853,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.6%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.  04317A107

1.	Names of Reporting Persons RA Capital Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,693,579
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,693,579

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,693,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  04317A107

Item 1.	Security and Issuer

Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 1 (this “Amendment No. 1” or this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2024 (the “Statement”) by the Reporting Persons with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Artiva Biotherapeutics, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on 24,287,144 shares of Common Stock outstanding as of August 15, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 29, 2024.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is incorporated by reference.

(c)	No transactions with respect to the securities of the Issuer have been effected by any Reporting Person since July 29, 2024, the date as of which beneficial ownership information was presented in the Statement. The percentage ownership reported in this amendment reflect an increase in the number of outstanding shares of the Issuer.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.

(e)	Not applicable.

CUSIP No.  04317A107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

CUSIP No.  04317A107

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 3, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to common stock, par value $0.0001 per share of Artiva Biotherapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager